

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 29, 2008

Mr. Rodney G. Christianson
Chief Executive Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue
Post Office Box 500
Volga, South Dakota 57071

> **RE:** **South Dakota Soybean Processors, LLC**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-K/A for the Year Ended December 31, 2007**
> **Filed August 29, 2008**
> **Response Letter Dated August 29, 2008**
> **File No. 0-50253**

Dear Mr. Christianson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief